Exhibit 4.2

Agreement and Release

This Agreement and Release (this “Agreement”) is entered into on November 8th, 2010 to be effective as of October 31, 2010 (the “Effective Date”), between John Burton (“Burton”) and Xfone, Inc. (the “Company”).

RECITALS

WHEREAS, Burton was employed by the Company’s former wholly owned UK subsidiary, Swiftnet Limited (“Swiftnet”), as General Manager, pursuant to a Service Agreement dated July 3, 2006 (the “Service Agreement”), which was amended on January 15, 2009; and

WHEREAS, pursuant to the Service Agreement, on July 3, 2006 Burton was awarded 300,000 options to purchase shares of the Company’s common stock (the “Options”), under the Company’s 2004 Stock Option Plan (the “2004 Plan”) ; and

WHEREAS, pursuant to the 2004 Plan, all vested options terminate on the expiration of three (3) months from the termination of the contractual relationship with the Company; and

WHEREAS, on January 29, 2010, the Company, Abraham Keinan (“Keinan”) and AMIT K LTD (a company owned and controlled by Keinan) (“AMIT”) entered into an agreement pursuant to which, among others, Keinan, through AMIT, purchased Swiftnet from the Company (the “Transaction”); and

WHEREAS, following the consummation of the Transaction on July 29, 2010, the Service Agreement was terminated as of July 31, 2010; and

WHEREAS, the Company acknowledges the dedication of Burton to its former subsidiary and the fact that he has delivered a smooth transfer of ownership to AMIT; and

WHEREAS, the Company wishes, ex gratia and as an act of good will, to accept Burton's request and to amend the terms of the Options as set forth below.

NOW, THEREFORE, based upon the foregoing recitals, in consideration of the mutual terms, covenants and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each party, Burton and the Company agree as follows:

1

Section 1
Amendment of Options; Registration

1.1  Effective as of the Effective Date, the terms of the Options are amended as follows (the “Amendment”):

(i)  The expiration date of all Options is amended to October 31, 2013; and
(ii)  The exercise price of 40,000 of the Options is amended to $1.50.

1.2  Burton expressly acknowledges and confirms that following the Amendment, the Options shall be governed by the below terms and conditions:

(i) 40,000 options: Expiration Date - October 31, 2013 and Exercise Price - $1.50.
(ii) 260, 000 options: Expiration Date - October 31, 2013 and Exercise Price - $3.50.
(iii) All 300,000 options are fully vested.
(iv) All other terms and conditions shall be pursuant to the 2004 Plan and any applicable law.

1.3  The Company will register with the SEC the shares of common stock underlying the Options.

Section 2
Release

2.1           Burton forever releases and discharges the Company and its respective affiliates (including current subsidiaries), shareholders, directors, officers, employees, agents and attorneys (in their individual and representative capacities) from any and all claims, demands, losses, damages, actions, causes of action, suits, debts, promises, liabilities, obligations, liens, costs, expenses, attorney’s fees, indemnities, subrogations (contractual or equitable) or duties, of any nature, character or description whatsoever which Burton may have arising from or relating to, directly or indirectly, Burton’s employment and discontinuation of employment with Swiftnet (including the Service Agreement) and/or the Options and/or Burton's warrants to purchase shares of the Company's common stock. This Clause does not include 3rd party claims made against Burton as a result of him being a Director of one or more of the Company's subsidiaries..

2.2           The release of claims in Subsection 2.1 includes, but is not limited to, claims at law or equity or sounding in contract (express or implied) or torts arising under federal, state or local laws or the common law prohibiting any form of discrimination.

BURTON:	COMPANY:
Xfone, Inc.

/s/ John Burton	/s/ Guy Nissenson
John Burton	Guy Nissenson, President and CEO